SE(ON

19005962

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimates average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 ~~#~~
PART III

SEC FILE NUMBER
8-52415

SEC Mail Processing
MAR 19 2019
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVANZA CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 6TH FLOOR
(No. And Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS DUMAS 212-542-4444
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name)*

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS R DUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVANZA CAPITAL MARKETS INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York, County of New York
March 15, 2019

Signature

PRESIDENT AND CCO
Title

Vivian Palacios
Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 22

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

Statement of Financial Condition

DECEMBER 31, 2018

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)
DECEMBER 31, 2018

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition December 31, 2018	2
Notes to Financial Statements	3 - 10

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Avanza Capital Markets, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avanza Capital Markets, Inc. ("the Company") (a Delaware corporation), as of December 31, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Avanza Capital Markets, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 14, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 51,938
Due from brokers	29,708
Accounts receivable	22,772
Deposits with clearing brokers	766,400
Prepaid expenses and other assets	23,833
TOTAL ASSETS	$ 894,651

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 21,733
Commissions and fees payable	4,364
Subordinated borrowing	250,000
TOTAL LIABILITIES	$ 276,097
Stockholder's equity:	
Common stock, 1,000 shares authorized, $.001 par value; 510 shares issued and outstanding	1
Additional paid-in capital	1,666,142
Accumulated deficit	(1,047,589)
TOTAL STOCKHOLDER'S EQUITY	618,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 894,651

See accompanying notes to statement of financial condition.

Note 1. Business and summary of significant accounting policies:

Business

Avanza Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers full service brokerage products and services and also specializes in emerging market fixed income products on a riskless principal basis. The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through Apex Clearing Corporation, member NYSE/SIPC, on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high-credit quality financial institutions and monitoring their credit ratings.

Note 1. Business and summary of significant accounting polcies (continued):

Exchange Commission

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Allowance for doubtful accounts

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Fixed assets, net

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Rent

Rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent credit in the statement of financial condition.

Revenue recognition

Effective January 1, 2018, the Company adopted FASB ASC, Revenue from Contracts with Customers. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and

Note 1. Business and summary of significant accounting polcies (continued):

expense, leasing and insurance contracts.

Income taxes

Deferred income tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 1. Business and summary of significant accounting polcies (continued):

Income taxes (continued):

The Company's Federal, state and city income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to income tax examinations by taxing authorities for years before 2014.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2018.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on the their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2. Due from brokers and deposits with clearing brokers:

Due from brokers and deposits with clearing brokers at December 31, 2018 consists of $29,708 which represents the net proceeds received from trading activities and $766,400 deposits on hand with the Company's clearing brokers.

Note 3. Subordinated borrowings:

The borrowings under the subordinated loan agreement at December 31, 2018 are as follows:

Subordinated note, bearing interest at the rate of 3.25 percent per annum due March 1, 2020	$	250,000

Interest expense incurred on the loan for the year ended December 31, 2018 amounted to $11,375 and a payment for the interest incurred during 2018 in the amount of $8,125 was made in January 2018.

The subordinated borrowing is subject to a subordinated loan agreement approved by FINRA effective May 23, 2012, as amended, effective February 2, 2015, payable to an officer of the Company. The $250,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. On June 15, 2018 FINRA approved a partial repayment of the note in the amount of $200,000.

Note 4. Related party transactions:

The Company and the Parent do not have an expense sharing agreement in place. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. For the year ended December 31, 2018, there were no expense-sharing activities with the Parent.

As more fully described in Note 3, a subordinated note is payable by the Company to an officer.

Note 5. Income taxes:

The Company estimates that it has a net operating loss carryforward in the approximately amounts below which will expire as follows:

Year ending December 31,	New York State and New York City	Federal
2033	$ 550,000	
2034	630,000	$ 95,000
2035	710,000	385,000
Total	$ 1,890,000	$ 480,000

The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $480,000. However, the Company has determined that a valuation allowance of $480,000 against such deferred tax asset is necessary as it is uncertain that the carryforward will be utilized.

Note 6. Commitments and contingencies:

Leasehold

The company entered in a lease agreement with a $7,500 security deposit and rent commitments of $60,000 through August 31, 2019.

Note 7. Concentration:

Substantially all of the commissions and fees are earned from customers who are located outside the United States. A majority of the commissions and fees are earned from customers located in Latin America and the Caribbean.

Note 8. Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss on a daily basis, and on an account-by-account basis. At December 31, 2018, the Company was not responsible for any unsecured debits. Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 9. Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10. Profit sharing plan:

The Company has a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to contribution limits established by the Internal Revenue Service. The Company contributed $9,934 to the plan during the year ended December 31, 2018.

Note 11. Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had a net capital of approximately $821,000, which is $771,000 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.18%.

Note 12. Stockholder's equity:

Parent made a withdrawal of excess capital during year ended December 31, 2018.

January 22, 2018	$	(50,000)
May 04, 2018		(10,000)
July 23, 2018		(10,000)
August 10, 2018		(3,000)
September 20, 2018		(10,000)
	$	(83,000)

Note 13. Subsequent events

The Company has evaluated subsequent events through the date the financial statements were issued.